UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55281

Black Rock Petroleum Company

(Exact name of registrant as speciﬁed in its charter)

108 2559 Parkview Lane Port Coquitlam BC V3C6M1

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common, par value .0001

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certiﬁcation or notice date: 50

Explanatory Note :Black Rock Petroleum Company (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15-12G filed by the Company with the Securities and Exchange Commission (“SEC”) on November 16, 2021, because the Company has decided to remain an SEC reporting company

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: Feb/07/2022	/s/ Zoltan Nagy	By:	Zoltan Nagy President

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